U.S. SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No.: 33-26787-D
CUSIP No.: 989865 10 0

(Check One)     [X ] Form 10-KSB   [ ] Form 11-K     [ ]Form 20-F [] Form 10-QSB   [ ] Form N-SAR

For Period Ended: December 31, 2007

                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I -- REGISTRANT INFORMATION

Zynex Medical Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8022 Southpark Circle
Address of Principal Executive Office (Street and Number)

Littleton, CO 80120
City, State and Zip Code

PART II -- RULES 12-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zynex Medical Holdings, Inc. (the "Company") needs additional time to finalize its financial statements.  The Company will be unable to complete the 2007 annual report on Form 10-KSB by the initial filing date of the Form 10-KSB without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas Sandgaard	(800)	495-6670
Name	(Area Code)	(Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
Yes [X]   No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Items, such as increased revenues and changes in expenses, will result in changes in the operating results of the year ended December 31, 2007 compared to the year ended December 31, 2006. However, the Company has not completed its financial statements for the 2007 fiscal year. Therefore, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006.

ZYNEX MEDICAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 28, 2008	By:	/s/ Thomas Sandgaard
Thomas Sandgaard
Chief Executive Officer